UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File Number 1-13102

A.	Full title of the Plan:

FIRST INDUSTRIAL, L.P. 401 (K) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST INDUSTRIAL REALTY TRUST, INC.

311 S. Wacker Drive,

Suite 3900, Chicago, Illinois 60606

REQUIRED INFORMATION

FINANCIAL STATEMENTS:

Item 4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are attached hereto. Such financial statements and schedules are included in the Report in lieu of the information required by Items 1-3 of Form 11-K.

First Industrial, L.P. 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

First Industrial, L.P. 401(k) Plan

Index

December 31, 2011 and 2010

Page(s)

Report of Independent Auditors	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2011	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

Note:	Other schedules of additional information required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

     First Industrial, L.P. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the First Industrial, L.P. 401(k) Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, IL

June 20, 2012

First Industrial, L.P. 401(k) Plan

Statements of Net Assets Available for Benefits

At December 31, 2011 and 2010

	2011	2010
Assets
Investments at fair value (see Notes 4 and 5)	$17,624,982	$17,278,148
Participant Loans Receivable	173,557	200,384
Wrapper contracts at fair value (see Note 3)	2,821	2,243
Participant contributions receivable	—	25,872
Employer contributions receivable	197,334	194,640

Total assets	17,998,694	17,701,287

Net assets at fair value	17,998,694	17,701,287
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(26,611)	(9,798)

Net assets available for benefits	$17,972,083	$17,691,489

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2011

2011
Additions
Additions to net assets attributed to:
Investment income:
Interest and dividends	$566,288
Interest from participant loans	10,688
Net depreciation in fair value of investments (see Notes 4 and 5)	(476,337)

Total investment income	100,639

Contributions:
Participant	1,240,751
Employer	197,334

Total contributions	1,438,085

Total additions	1,538,724

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	1,254,925
Administrative expenses	3,205

Total deductions	1,258,130

Net additions	280,594
Net assets available for benefits:
Beginning of year	17,691,489

End of year	$17,972,083

The accompanying notes are an integral part of these financial statements.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.     Plan Description

The following description of the First Industrial, L.P. 401(k) Plan (the “Plan”) is intended to provide only general information. Participants should refer to the Plan agreement and the summary Plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which was established on January 1, 1995, and is administered by First Industrial, L.P. (the “Employer”). The assets of the Plan are managed and administered under the terms of an agreement between the Employer and the trustee, Fidelity Management Trust Company (the “Trustee”). The Trustee is responsible for the investment of such assets and the accounting for all related receipts and disbursements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All employees who have reached age 21 are eligible to participate in the Plan on the first day of the month following the first 30 days of his or her employment.

Contributions

Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (“IRS”) limits. Effective during 2011, participants may designate some or all of their contributions as post tax Roth contributions. Participant contributions may also include rollovers, which represent transfers of participant account balances previously held in the former employer’s qualified plans.

Each year, the Employer will determine the amount, if any, of matching contributions, which will be contributed to the Plan, however, participant contributions in excess of 6% of pretax annual compensation, as defined in the Plan, are not matched by the Employer. The participant must be employed as of the last day of the Plan year to be eligible for any matching contributions made for that Plan year.

In no event shall the contributions credited to a participant’s account for any Plan year, either separately or when combined with the Employer contributions, exceed the allowable deduction for federal income tax purposes.

Automatic Enrollment Contributions

Each eligible employee hired by the Employer is automatically enrolled in the Plan, unless the employee makes an affirmative election not to enroll. The employee is enrolled to contribute 3% of their eligible compensation to the Plan, which will increase 1% annually on January 1st (after the employee has been participating in the Plan for at least six months), not to exceed 6%, unless the participant specifies an election percentage.

Participant Accounts

Each participant’s account is credited with that participant’s contributions, and allocations of a) the Employer contribution, if any, and b) Plan earnings/(losses). Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The net investment gain or loss for each of the investment assets is allocated daily to each participant’s elective accounts in the proportion to which each such account bears to the total of all such asset accounts.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

Vesting

All participant and Employer contributions and earnings thereon are fully and immediately vested.

Participant Loans Receivable

Within the limits of IRS regulations, which change from time-to-time, a loan may be requested for any reason by a participant. The minimum loan is $1,000. The maximum loan is generally limited to the lesser of:

(1) 50% of the participant’s vested account balance, or

(2) $50,000, minus the highest outstanding loan balance in the prior 12 months.

The loan repayment period is set at a maximum of 5 years except in the case of a loan for the purpose of acquiring a principal residence, in which case the loan may be repaid over 10 years. Participants may only have one loan outstanding at any time. The Plan administrator sets the rate of interest which, in general, approximates the prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. The interest rate remains fixed throughout the duration of the loan. Upon termination with the Employer, the loan is due immediately. Outstanding loan balances may be paid off at any time while employed by the Employer; partial pre-payments are not permitted.

Payment of Benefits

Upon termination of service due to death, disability, and retirement or due to other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his/her account or be paid in periodic payments if the account balance exceeds $5,000. If a participant terminated employment and the account balance is less than $5,000, a lump sum payment will be made unless the participant chooses to make a direct rollover into another eligible retirement plan. Generally, the participant is required by law to receive a minimum required distribution from the Plan no later than April 1 following the year he/she reaches 70 1/2 years old.

Administrative Expenses

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Employer. Loan processing fees are paid by the participant and deducted from their Plan assets.

2.     Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting, except for the cash basis recording of benefits paid.

Valuation of Investments and Income Recognition

Shares of registered investment funds and common stock accounts are stated at fair value. Interest bearing cash is stated at its carrying value, which approximates fair value. Refer to Note 5 for disclosures provided for fair value measurements of Plan investments.

As described in the Financial Accounting Standards Board’s (“FASB”) guidance, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts held in the collective trust as well as the adjustment of the fully benefit-responsive investment contracts held in the collective trust from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Purchases and sales of investments are reflected on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Loans Receivable

Participant loans are stated at unpaid principal plus unpaid accrued interest. At December 31, 2011 and 2010, there were no loans in default that exceeded the participants’ vested account balances.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles (“GAAP”) requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.     Investment Contracts

The Plan invests in a collective trust fund. Fidelity Managed Income Portfolio, the collective trust, may invest in various benefit-responsive investment contracts, such as short and long-term investment contracts issued by insurance companies (“GICs”), investment contracts issued by commercial banks (“BICs”), synthetic investment contracts or wrap contracts, comprising underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and a “wrapper” contract issued by a third party, and cash equivalents represented by units of a money market portfolio (collectively, the “investment contracts”). The wrapper contract is a contract with a third party to provide market and cash flow risk protection to the Plan for the Fidelity Managed Income Portfolio.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

As described in Note 1, because the investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the investment contracts. Therefore, investments in GICs, BICs and wrapper contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events limit the ability of the collective trust to transact at contract value with the issuer. The Employer does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield of the investment contracts based on interest rate credited to participants was approximately 1.34% and 1.31% at December 31, 2011 and 2010, respectively, which approximates the yield on actual earnings.

4.     Investments

The investments of the Plan as of December 31, 2011 and 2010 were held, and all transactions therein were executed by the Trustee, under terms of the trust agreement. Participants in the Plan may direct the Trustee to invest their account balances in one or more of over thirty investment options, including First Industrial Realty Trust, Inc. common stock. In addition, participants can elect to invest their plan assets in individual securities by establishing a plan level brokerage account. The following is a summary of those investments held at December 31, 2011 and 2010 that individually exceed five percent of net assets available for benefits:

	2011	2010
Spartan 500 Index Fund	$1,749,531	$1,784,804
The Oakmark Equity & Income Fund Class I	1,658,822	1,510,671
Baron Asset Fund	1,228,740	1,338,852
Fidelity Diversified International Fund	1,170,072	1,364,123
Victory Diversified Stock Fund Class A	1,158,025	1,321,776
Cohen & Steers Realty Shares, Inc.	1,133,784	1,016,330
Eaton Vance Large Cap Value Fund Class A	1,126,030	1,299,816
First Industrial Realty Trust, Inc.*	1,064,893	874,550
Fidelity Managed Income Portfolio**	1,052,342	1,195,276
Spartan U.S. Bond Index Fund	994,071	1,017,303

*	The investment value for 2010 is provided for comparative purposes only.
**	Investment is stated at contract value for the years ended December 31, 2011 and 2010, rather than fair value.

During 2011, the Plan’s common stock and registered investment funds (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $346,550 and $(822,887), respectively.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

5.     Fair Value Measurements

The guidance for fair value measurement of financial instruments establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities; Level 2, defined as quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and Level 3, defined as prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2011 and December 31, 2010, the Plan investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements Using:
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Investments at fair value as of December 31, 2011:
Registered Investment Funds
Target-dated Retirement Funds	$3,105,331	$3,105,331	$—	$—
Large Cap U.S. Equity	4,347,324	4,347,324	—	—
Small / Mid Cap U.S. Equity	1,785,625	1,785,625	—	—
International Equity	1,211,797	1,211,797	—	—
Fixed Income	1,661,363	1,661,363	—	—
Balanced / Asset Allocation	1,658,822	1,658,822	—	—
Specialty Equity	1,133,784	1,133,784	—	—

Total Registered Investment Funds	14,904,046	14,904,046	—	—
Collective Trust*	1,078,953	—	1,078,953	—
Common Stock and Units	1,644,083	1,644,083	—	—
Interest-Bearing Cash	721	721	—	—

Total investments at fair value	$17,627,803	$16,548,850	$1,078,953	$—

Investments at fair value as of December 31, 2010:
Registered Investment Funds
Target-dated Retirement Funds	$3,306,014	$3,306,014	$—	$—
Large Cap U.S. Equity	4,602,888	4,602,888	—	—
Small / Mid Cap U.S. Equity	1,628,606	1,628,606	—	—
International Equity	1,389,853	1,389,853	—	—
Fixed Income	1,608,290	1,608,290	—	—
Balanced / Asset Allocation	1,510,671	1,510,671	—	—
Specialty Equity	1,016,330	1,016,330	—	—

Total Registered Investment Funds	15,062,652	15,062,652	—	—
Collective Trust*	1,205,074	—	1,205,074	—
Common Stock and Units	995,508	995,508	—	—
Interest-Bearing Cash	17,157	17,157	—	—

Total investments at fair value	$17,280,391	$16,075,317	$1,205,074	$—

*	Collective Trust investment includes wrapper contracts at fair value.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Registered investment funds and self directed brokerage accounts

The shares of registered investment funds are valued at quoted market prices on an exchange in active markets, which represent the net asset values of shares held by the Plan at year end, and are classified as Level 1 investments.

Collective trust

The collective trust is composed of fully benefit-responsive investment contracts and is classified as a Level 2 investment. The collective trust is not available on an exchange in an active market; however, the fair value is determined based on the underlying investments as traded on an exchange in an active market using the most recent bid prices available, or, if prices are not readily available, securities may be valued by other methods. These methods include reviewing price movements in future contracts and American depository receipts, market and trading trends, the bid/ask quotes of brokers and off exchange institutional trading, and then making a good faith determination of a security’s value. Included in the collective trust are wrapper contracts in the amount of $2,821.

Although the Employer has determined that the inputs used to value the collective trust fall within Level 2 of the fair value hierarchy, the wrapper contracts included utilize Level 3 inputs, such as valuing the contracts using a discounted cash flow model. However, the Employer has assessed the significance of the impact of the wrapper contracts on the overall valuation of the collective trust and has determined that the wrapper contracts are not significant to the overall valuation of the collective trust. As a result, the Employer has determined that the valuations in their entirety are classified as Level 2 of the fair value hierarchy.

Common stock and common units

Common stock consists of First Industrial Realty Trust, Inc. common stock and common stock and common units invested within plan level brokerage accounts. Common stock and common units are quoted on a recognized securities exchange, and valued at the last reported sales price on the last business day of the Plan year and are classified as a Level 1 investment.

Interest-Bearing Cash

Interest bearing cash is stated at its carrying value, which approximates fair value.

6.     Plan Termination

Although the Employer has reserved the right to amend or terminate the Plan, it was established with the intention that the Plan will be indefinite. In the event of termination, each participant or beneficiary, as the case may be, is entitled to receive any amounts credited to his or her accounts in the Plan, provided, however, that the Employer is not required to effect such distribution until written evidence of approval of such termination and distribution has been received from the Commissioner of the IRS. Presently, there is no intention on part of the Employer to terminate the Plan.

7.     Tax Status

The IRS has determined and informed the Employer by letter dated August 11, 2004, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Accordingly, the Plan administrator believes that the Plan is designed and is currently being operated in accordance with the requirements of Section 401(a) of the IRC. Therefore, no provision for income taxes has been recorded by the Plan.

First Industrial, L.P. 401(k) Plan

Notes to Financial Statements

December 31, 2011 and 2010

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

8.     Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by the Trustee and common stock of First Industrial Realty Trust, Inc., the parent of the Employer. Additionally, certain participants have loans outstanding to the Plan. Therefore, these transactions qualify as party-in-interest transactions.

Administrative expenses paid by the Plan for the year ended December 31, 2011 were $3,205. Expenses incurred by the Employer to the Trustee for recordkeeping and investment management services were $10,000 for the year ended December 31, 2011.

9.     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2011	December 31, 2010
Net assets available for benefits per the financial Statements	$17,972,083	$17,691,489
Plus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	26,611	9,798

Net assets available for benefits per the Form 5500	$17,998,694	$17,701,287

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31, 2011
Net additions per the financial statements	$280,594
Plus: Adjustments from fair value to contract value for fully benefit-responsive investment contracts	16,813

Net income per the Form 5500	$297,407

SUPPLEMENTAL SCHEDULE

First Industrial, L.P. 401(k) Plan

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issue, borrow, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost**	Current Value
* First Industrial Realty Trust, Inc.	Common Stock		$1,064,893
PIMCO Total Return Fund	Registered Investment Fund		367,437
Baron Asset Fund	Registered Investment Fund		1,228,740
Cohen & Steers Realty Shares, Inc.	Registered Investment Fund		1,133,784
TCW Small Cap Growth Fund Class I	Registered Investment Fund		45,464
Oakmark Equity & Income Fund Class I	Registered Investment Fund		1,658,822
Victory Diversified Stock Fund Class A	Registered Investment Fund		1,158,025
Artisan Mid Cap Value Fund	Registered Investment Fund		218,847
Allianz NFJ Small-Cap Value Fund	Registered Investment Fund		235,674
Eaton Vance Large Cap Value Fund Class A	Registered Investment Fund		1,126,030
PIMCO Commodity Real Return Strategy Fund	Registered Investment Fund		79,339
* Fidelity Contrafund	Registered Investment Fund		313,738
* Fidelity Government Income Fund	Registered Investment Fund		54,096
* Fidelity Diversified International Fund	Registered Investment Fund		1,170,072
* Fidelity Freedom Income Fund	Registered Investment Fund		103,343
* Fidelity Freedom 2000 Fund	Registered Investment Fund		31,108
* Fidelity Freedom 2005 Fund	Registered Investment Fund		12,558
* Fidelity Freedom 2010 Fund	Registered Investment Fund		505,288
* Fidelity Freedom 2015 Fund	Registered Investment Fund		212,186
* Fidelity Freedom 2020 Fund	Registered Investment Fund		763,156
* Fidelity Freedom 2025 Fund	Registered Investment Fund		392,865
* Fidelity Freedom 2030 Fund	Registered Investment Fund		499,448
* Fidelity Freedom 2035 Fund	Registered Investment Fund		153,998
* Fidelity Freedom 2040 Fund	Registered Investment Fund		352,065
* Fidelity Freedom 2045 Fund	Registered Investment Fund		138,536
* Fidelity Freedom 2050 Fund	Registered Investment Fund		44,123
* Spartan Extended Market Index Fund	Registered Investment Fund		56,900
* Spartan International Index Fund	Registered Investment Fund		41,725
* Fidelity High Income Fund	Registered Investment Fund		63,077
* Fidelity Managed Income Portfolio	Collective Trust		1,078,953
* Spartan 500 Index Fund	Registered Investment Fund		1,749,531
* Spartan U.S. Bond Index Fund	Registered Investment Fund		994,071
Self Directed Brokerage Account	Interest bearing cash		721
Self Directed Brokerage Account	Common Stock and Common Units		579,190
* Participant loans	Loans to Participants (maturities range from 1 to 8 years, interest rates range from 4.25% to 6.25%)		173,557

			$17,801,360

*	Denotes party in interest.
**	Cost information has been omitted with respect to participant or beneficiary directed transactions.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan (the “Plan Administrators”)) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST INDUSTRIAL, L.P. 401 (K) Plan

	By:	FIRST INDUSTRIAL, L.P., as Plan Administrator

	By:	FIRST INDUSTRIAL REALTY TRUST, INC, as
sole general partner of First Industrial, L.P.

Date: June 26, 2012	By:	/S/ SCOTT A. MUSIL
SCOTT A. MUSIL
CHIEF FINANCIAL OFFICER

EXHIBIT INDEX

Exhibit No.

23	Consent of PricewaterhouseCoopers LLP